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PRESS RELEASE

Nestlé: Venture Capital Fund Established

Vevey, March 5, 2002 – Nestlé announces that the Venture Capital Fund which was outlined during its 2001 autumn press conference has now been created and is fully operational.

The Swiss domiciled fund, "Life Ventures by Nestlé", will have a capital of up to EUR 150 million. It will be managed by an independent specialized company directed by Dr. Gunnar Weikert, "Inventages Ventures Capital GmbH" (contact@inventages.com).

The objectives of the fund are to provide Nestlé with a better access to new science, technology and know-how opportunities, through acquisitions, minority stakes, licensing and joint-ventures. The fund will look especially at life sciences (food and nutrition in general, health-enhancing food, agricultural biotechnology), as well as commercial applications, such as consumer relation management, food processes and packaging technologies.

Investing worldwide, the fund's objective is also to provide long-term capital growth and to have relevant R&D projects developed in form of start-ups, especially those that are of a high-risk nature or do not fit the Group's strategic priorities.

Contacts:	*Media:*	*Marcel Rubin*	*+41-21-924 3549*
	Investors:	*Roddy Child-Villiers*	*+41-79-210 2057*

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